Exhibit 99.1

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in CAD $000’s)

As at	Note	January 31, 2020	July 31, 2019
Assets
Current assets
Cash and cash equivalents	5	$80,426	$113,568
Restricted cash	6	24,339	22,350
Short-term investments	5	929	25,937
Trade receivables	19	14,005	19,693
Commodity taxes recoverable and other receivables	7	21,195	15,247
Convertible debentures receivable	17	6,394	13,354
Prepaid expenses		8,630	10,762
Inventory	8	93,536	83,854
Biological assets	9	7,993	7,371
		257,447	312,136

Property, plant and equipment	10	331,582	258,793
Intangible assets	11	18,531	127,282
Investment in associate and joint ventures	22	70,656	52,849
Lease receivable – long term		4,738	–
License and prepaid royalty – HIP	29	1,196	1,409
Long-term investments	23	6,330	14,277
Goodwill	12	–	111,877
		690,480	878,623
Liabilities
Current liabilities
Accounts payable and accrued liabilities		45,131	45,581
Excise taxes payable		5,473	3,494
Warrant liabilities	13, 16	6,972	493
Lease liability – current	31	4,454	–
Term loan – current	18	3,207	3,117
Onerous contract	26	3,000	–
		68,237	52,685

Term loan	18	28,547	30,257
Deferred rent liability		–	946
Deferred tax liability	36	–	6,023
Lease liability	31	25,732	–
Convertible debentures	14	47,274	–
		169,790	89,911
Shareholders’ equity
Share capital	15	846,396	799,706
Share-based payment reserve	15	60,026	40,315
Warrants	15	54,783	60,433
Contributed surplus	14, 15	29,525	–
Accumulated Deficit		(471,040)	(112,742)
Non-controlling interest	30	1,000	1,000
		520,690	788,712
		$690,480	$878,623

Going Concern (Note 1)

Commitments and contingencies (Note 26)

Subsequent events (Note 38)

Approved by the Board               /s/ Jason Ewart, Director               /s/ Michael Munzar, Director

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in CAD $000’s except share amounts)

		For the three months ended		For the six months ended
	Note	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
Revenue from sale of goods	32	$23,817	$16,179	$43,114	$22,809
Excise taxes		(6,861)	(2,803)	(11,699)	(3,817)
Net revenue from sale of goods		16,956	13,376	31,415	18,992
Ancillary revenue	28	51	62	92	109
Net revenue		17,007	13,438	31,507	19,101
Cost of goods sold	8, 20	11,331	6,499	21,393	9,329
Gross margin before fair value adjustments		5,676	6,939	10,114	9,772
Realized fair value amounts on inventory sold	8	5,447	3,690	12,111	4,407
Unrealized gain on changes in fair value of biological assets	9	(7,948)	(8,354)	(14,999)	(13,477)
Write-off of biological assets and destruction costs	8, 9	–	–	663	–
Write-off of inventory	8	–	–	2,175	–
Write down of inventory to net realizable value	8	16,089	–	39,130	–
Gross (loss)/margin		$(7,912)	$11,603	$(28,966)	$18,842
Operating expenses
General and administrative		14,446	8,161	30,419	13,076
Marketing and promotion		377	4,839	6,595	16,550
Share-based compensation	15, 20	7,903	4,960	16,067	9,649
Research and development		1,201	–	2,945	–
Amortization of intangible assets	11	1,683	74	3,350	224
Depreciation of property, plant and equipment	10	1,992	452	3,325	1,025
Restructuring costs	34	259	–	3,981	–
Impairment of property, plant and equipment	10	32,082	–	32,784	–
Impairment of intangible assets	11	106,189	–	106,189	–
Impairment of goodwill	12	111,877	–	111,877	–
Recognition of onerous contract	26	3,000	–	3,000	–
Disposal of long lived assets		497	–	497	–
	20	$281,506	$18,486	$321,030	$40,524
Loss from operations		(289,418)	(6,883)	(349,996)	(21,682)

Other income and losses	21	(8,749)	2,558	(14,325)	4,553
Loss and comprehensive loss attributable to shareholders before tax		$(298,167)	$(4,325)	$(364,321)	$(17,129)
Income tax	36	–	–	6,023	–
Total Net Loss		$(298,167)	$(4,325)	$(358,298)	$(17,129)
Net loss per share, basic and diluted		$(1.13)	$(0.02)	$(1.38)	$(0.09)
Weighted average number of outstanding shares
Basic and diluted	15	263,343,406	198,323,003	260,170,029	196,777,997

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in CAD $000’s except share amounts)

		Number of common	Share	Share-based payment		Contributed	Non- controlling	Accumulated	Shareholders’
For the six months ended	Note	shares	capital	reserve	Warrants	surplus	interest	Deficit	equity
Balance at July 31, 2019		256,981,753	$799,706	$40,315	$60,433	$–	$1,000	$(112,742)	$788,712
Issuance of common shares - USD$25m registered offering	15	14,970,062	26,782	–	–	–	–	–	26,782
Issuance of common shares - USD$20m registered offering	15	11,976,048	22,323	–	–	–	–	–	22,323
Issuance fees		–	(2,815)	–	–	(27)	–	–	(2,841)
$70m private placement unsecured convertible debentures	14	–	–	–	–	23,902	–	–	23,902
Expiry of warrants	15	–	–	–	(5,650)	5,650	–	–	–
Exercise of warrants	15	71,424	177	–	–	–	–	–	177
Exercise of stock options	15	116,532	223	(87)	–	–	–	–	136
Share-based compensation	15, 20	–	–	19,798	–	–	–	–	19,798
Total net loss		–	–	–	–	–	–	(358,298)	(358,298)
Balance at January 31, 2020		284,115,819	$846,396	$60,026	$54,783	$29,525	$1,000	$(471,040)	$520,690
Balance at July 31, 2018		193,629,116	$347,233	$6,139	$12,635	$–	$–	$(43,134)	$322,873
Issuance of common shares	15	8,855,000	57,558	–	–	–	–	–	57,558
Issuance fees	15	–	(3,332)	–	–	–	–	–	(3,332)
Issuance of warrants	22	–	–	–	42,386	–	–	–	42,386
Exercise of stock options	15	1,349,070	1,412	(550)	–	–	–	–	862
Exercise of warrants	14, 15	2,327,647	5,540	–	(361)	–	–	–	5,179
Exercise of broker/finder warrants	15	1,492,777	5,994	–	(1,230)	–	–	–	4,764
Stock-based compensation	15	–	–	10,034	–	–	–	–	10,034
Net loss		–	–	–	–	–	–	(17,129)	(17,129)
Balance at January 31, 2019		207,653,610	$414,405	$15,623	$53,430	$–	$–	$(60,263)	$423,195

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in CAD $000’s)

For the six months ended	Note	January 31, 2020	January 31, 2019
Operating activities
Total net loss		$(358,298)	$(17,129)
Items not affecting cash
Income tax recovery	36	(6,023)	–
Depreciation of property, plant and equipment	10	3,325	1,025
Amortization of intangible assets	11	3,350	224
Unrealized revaluation loss/(gain) on convertible debenture	17	3,041	(5,978)
Unrealized gain on changes in fair value of biological assets	9	(14,999)	(13,477)
Unrealized fair value adjustment on investments	23	8,223	–
Loss on investment		226	–
Amortization of deferred financing costs	18	130	–
Accrued interest income		1,756	(417)
License depreciation and prepaid royalty expenses – HIP	29	213	–
Write-off of inventory and biological assets		2,838	–
Write down of inventory to net realizable value	8	39,130	–
Share of loss from investment in associate and joint ventures	22	3,273	645
Realized fair value amounts on inventory sold	8	12,111	4,407
Share-based compensation	15,20	16,067	10,034
Revaluation of financial instruments (gain)/loss	13	(3,011)	3,152
Impairment of goodwill and other impairments		250,850	–
Onerous contract	26	3,000	–
Loss on disposal of long-lived assets		497	–
Changes in non-cash operating working capital items	35	(51,211)	(17,945)
Cash used in operating activities		(85,512)	(35,459)
Financing activities
Issuance of common shares	15	58,702	57,558
Issuance fees	15	(3,018)	(3,332)
Exercise of stock options	15	136	862
Exercise of warrants	15	71	6,896
Payments on term loans	15	(1,750)	–
Leasing interest expense	31	(2,050)	–
Issuance of unsecured convertible debentures	14	70,000	–
Interest payment made on unsecured convertible debentures	14	(404)	–
Cash from financing activities		121,687	61,984
Investing activities
Disposal of short-term investments	5	25,261	112,636
Proceeds from sale of investments	21	3,693	–
Issuance of promissory note receivable		–	(20,347)
Restricted cash	6	(1,989)	(8,117)
Proceeds from sale of property, plant and equipment	10	12	–
Acquisition of property, plant and equipment		(74,512)	(66,127)
Purchase of intangible assets		(703)	(884)
Investment in associate and joint ventures	22	(21,079)	(7,298)
Acquisition of long-term investments	17,23	–	(2,970)
Cash from investing activities		(69,317)	6,893
(Decrease) increase in cash and cash equivalents		(33,142)	33,418
Cash and cash equivalents, beginning of period		113,568	131,626
Cash and cash equivalents, end of period		$80,426	$165,044

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2020 and 2019

(Unaudited, expressed in CAD and in $000’s except share amounts or where otherwise stated)

1. Going Concern

These condensed interim financial statements (“interim financial statements”) have been prepared using International Financial Reporting Standards (IFRS) applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

For the six months ended January 31, 2020, the Company reported a loss of $358,298, including impairment charges of $250,850 related to goodwill, intangible assets, and property, plant and equipment; negative cash flows from operating activities of $85,512; and, an accumulated deficit of $471,040. As well, the Company’s term loan of $31,754 requires compliance with certain covenants by April 30, 2020 in order to avoid a default on the facility (Note 18).

In December and January, the Company received funding of $125,684, net of issuance costs, through the issuance of convertible debentures of $70 million, and two registered direct offerings, aggregating U.S. $45 million (Notes 14 and 15), and as at January 31, 2020, the Company has net working capital of $189,210, including cash and cash equivalents of $80,426.

In addition to funding ongoing working capital requirements, including maintaining compliance with existing debt covenants, the Company must secure sufficient funding for existing commitments (Note 26), and obtain new cash resources sufficient to cover expected cash shortfalls due to growth requirements needed to achieve the appropriate level of output and anticipated additional product revenue streams. Existing funds on hand, combined with existing debt facilities, are not sufficient to support ongoing operations, existing commitments, and costs of acquiring new investments for increased product offerings. Management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments; through investments in associates; the generation of profits from operations; or, the sale of assets in the future. Nevertheless, there is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company's ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2. Description of Business

HEXO Corp. (the “Company”), is a publicly traded corporation, incorporated in Ontario. HEXO is licensed to produce and sell cannabis under the Cannabis Act. Its head office is located at 3000 Solandt Road Ottawa, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the trading symbol “HEXO”.

3. Basis of Presentation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and IFRS Interpretations Committee (“IFRIC”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the amended and restated annual consolidated financial statements of the Company for the year ended July 31, 2019, prepared in accordance with IFRS.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the amended and restated annual consolidated financial statements for the year ended July 31, 2019, except for the adoption of the new lease standard and the adoption of a new policy for restricted share units, as disclosed in Note 4.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 30, 2020.

4. Changes to Accounting Policies, Accounting Standards and Interpretations

restricted share units (“RSU’s”)

RSUs are equity-settled share-based payments granted to certain employees, directors and executives within the Company. RSUs are measured at their initial fair value on the date of the grant based upon a volume weighted market price and are recognized as share-based compensation expense over the vesting period with a corresponding credit to share-based reserves. Upon the release of RSUs in the form of common shares, the related share-based reserve is transferred to share capital.

Amounts recorded for forfeited RSUs are transferred to Accumulated Deficit in the year of forfeiture or expiry.

Change in Accounting Policy

IFRS 16, Leases

The Company adopted IFRS 16 Leases on August 1, 2019, which introduces a new approach to lease accounting. The Company adopted the standard using the modified retrospective approach, which does not require restatement of prior period financial information, as it recognizes the cumulative impact on the opening balance sheet and applies the standard prospectively. Accordingly, the comparative information in these unaudited interim consolidated financial statements is not restated.

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. This policy is applied to contracts entered into, or modified, on or after August 1, 2019.

Practical expedients

Effective August 1, 2019, the IFRS 16 transition date, the Company elected to use the following practical expedients under the modified retrospective transition approach:

●	Leases with lease terms of less than twelve months (short-term leases) and leases of low-value assets (less than $5,000 U.S. dollars) (low-value leases) that have been identified at transition were not recognized in the interim consolidated statement of financial position;

●	Right-of-use assets on transition were measured at the amount equal to the lease liabilities at transition, adjusted by the amount of any prepaid or accrued lease payments;

●	For certain leases having associated initial direct costs, the Company, at initial measurement on transition, excluded these directs costs from the measurement of the right-of-use assets; and

●	Any provision for onerous lease contracts previously recognized at the date of adoption of IFRS 16 has been applied to the associated right-of-use asset recognized upon transition.

The Company as a lessee

Where the Company is a lessee, a right-of-use asset representing the right to use the underlying asset with a corresponding lease liability is recognized when the leased asset becomes available for use by the Company.

The right-of-use asset is recognized at cost and is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset and the lease term on a straight-line basis. The cost of the right-of-use asset is based on the following:

●	the amount of initial recognition of related lease liability;

●	adjusted by any lease payments made on or before inception of the lease;

●	increased by any initial direct costs incurred; and

●	decreased by lease incentives received and any costs to dismantle the leased asset.

The lease term includes consideration of an option to extend or to terminate if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease liabilities are initially recognized at the present value of the lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequent to recognition, lease liabilities are measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there is a change in future lease payments arising mainly from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, renewal or termination option.

The payments related to short-term leases and low-value leases are recognized as other expenses over the lease term in the interim consolidated statements of loss and comprehensive loss.

Significant accounting estimates and assumptions

In the situation where the implicit interest rate in the lease is not readily determined, the Company uses judgment to estimate the incremental borrowing rate for discounting the lease payments. The Company's incremental borrowing rate generally reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security. On adoption of IFRS 16, the Company has determined a single IBR as the discount rate across all administrative real estate leases due to the leases containing similar characteristics. A separate IBR was used for the discounting of the Company’s production real estate property. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively.

The Company estimates the lease term by considering the facts and circumstances that create an economic incentive to exercise an extension or termination option. Certain qualitative and quantitative assumptions are used when evaluating these incentives.

The Company as a lessor

The Company's unaudited interim consolidated financial statements were not impacted by the adoption of IFRS 16 Leases in relation to lessor accounting. Lessors will continue with the dual classification model for recognized leases with the resultant accounting remaining unchanged from IAS 17, Leases.

Impact of Change in Accounting Policy

On August 1, 2019, the Company recognized $21,360 of right-of-use assets and $21,360 of lease liabilities. The Company applied its weighted average incremental borrowing rate as at August 1, 2019 to determine the amount of lease liabilities. The effect of the adjustment to the amounts recognized in the Company's interim consolidated statement of financial position at August 1, 2019 is shown below. Note that this information has been revised from that presented in the interim financial statements for the period ended October 31, 2019. Refer to note 37 for further details.

	August 1, 2019, as previously reported	IFRS 16 remeasurement adjustments on August 1, 2019	As reported under IFRS 16 August 1, 2019
Assets
Non-current Property, plant and equipment	$258,793	$21,360	$280,153
Total Assets	$258,793	$21,360	$280,153

Liabilities
Current liabilities
Lease liabilities	–	3,556	3,556

Non-current liabilities
Lease liabilities	–	17,804	17,804
Total Liabilities	$–	$21,360	$21,360

Total commitments as at July 31, 2019 were $192,230, which included certain contractual financial obligations related to service agreements, purchase agreements, operating lease agreements, and construction contracts. Of this total, $101,741 is related to operating lease commitments. The following is a reconciliation of total operating lease commitments as at July 31, 2019 to the lease liabilities recognised as at August 1, 2019:

Total operating leases commitments as at July 31, 2019	$101,741
Less: Variable components of operating leases	(49,330)
Less: Low value and/or short-term lease	(88)
Operating lease liability before discounting	52,323
Adjustment to reflect discounting of operating lease commitments at August 1, 2019, using the incremental borrowing rate	(30,963)
Total lease liabilities recognized under IFRS 16 as at August 1, 2019 (Note 31)	$21,360

5. Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Short term investments are comprised of liquid investments with maturities of less than 12 months. Short-term investments are recognized initially at fair value and subsequently adjusted to fair value through profit or loss.

	Interest rate		January 31, 2020	July 31, 2019
Operating cash	–		$59,446	$5,993
High interest savings accounts	1.45%–2.10%		20,980	107,575
Total cash and cash equivalents			$80,426	$113,568

Term deposits & GIC	2.85%–4.25%	Maturity of 3 to 12 months	$929	$25,937
Total short-term investments			$929	$25,937

Interest income earned in the three and six months ended January 31, 2020 amounted to $317 and $888, respectively (January 31, 2019 - $1,304 and 2,370).

6. Restricted Cash

As at January 31, 2020, the Company had $24,339 of restricted funds as follows:

●	The Company had a capital contribution of $4,076 held in trust as at January 31, 2020;

●	A balance of $2,500 is held in trust related to Neal UP Brands Inc. (Note 30);

●	A balance of $10,807 has been restricted due to a minimum balance to be held in a debt service reserve account as required under the Company’s term loan agreement (Note 18);

●	A balance of $3,000 in escrow to facilitate a supply agreement with a vendor. The balance may be contributed to or drawn upon, in order to retain 15% of the future expected purchases of the agreement; and

●	A balance of $3,956 has been restricted to secure the excess letter of credit over the Company’s available line of credit (Note 26) as at January 31, 2020.

As at July 31, 2019, the Company had $22,350 of restricted funds as follows:

●	A balance of $3,433 in escrow to facilitate the purchase of supply agreements with vendors. The amount of $433 shall be drawn down on a pro rata basis based upon the delivery of goods to the Company. The remaining balance of $3,000 may be contributed to or drawn upon, in order to retain 15% of the future expected purchases;

●	A balance of $3,141 has been restricted to secure the implementation of greenhouse infrastructure with a vendor (Note 26);

●	The Company had a capital contribution of $4,076 held in trust as at July 31, 2019;

●	A balance of $9,200 has been restricted due to a minimum balance to be held in a debt service reserve account as required under the Company’s term loan agreement (Note 18); and

●	A balance of $2,500 is held in trust related to Neal UP Brands Inc. (Note 30).

7. Commodity Taxes Recoverable and Other Receivables

	January 31, 2020	July 31, 2019
Commodity taxes recoverable	$20,012	$14,415
Accrued interest income	1	570
Lease receivable – current (1)	653	–
Other receivables	529	262
Total	$21,195	$15,247

(1) This is a related party capital lease receivable related to Truss Limited Partnership.

8. Inventory

	As at January 31, 2020
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$42,080	$13,446	$55,526
Oils	7,626	3,637	11,263
Purchased dried cannabis and oil extract	20,689	–	20,689
Hemp derived distillate	1,316	–	1,316
Packaging and supplies	4,742	–	4,742
	$76,453	$17,083	$93,536

The inventory expensed to cost of goods sold in the three and six months ended January 31, 2020, was $11,331 and $21,393, respectively (January 31, 2019 – $5,885 and $8,716). Total share-based compensation capitalized to inventory in the three and six months ended January 31, 2020 was $1,070 and $3,731, respectively (January 31, 2019 – $275 and $386). The realized fair value on inventory sold during the three and six months ended January 31, 2020 was $5,447 and $12,111, respectively (January 31, 2019 – $3,690 and $4,407). In the three and six months ended January 31, 2020, the Company recorded a write-off on inventory of $nil and $2,175, respectively, and impairment losses on inventory of $14,848 and $37,888, realized on cannabis purchased in which the cost exceeds its net realizable value.

	As at July 31, 2019
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$28,996	$19,471	$48,467
Oils	7,754	5,366	13,120
Purchased dried cannabis and oil extract	17,588	–	17,588
Hemp derived distillate	1,523	–	1,523
Packaging and supplies	3,156	–	3,156
	$59,017	$24,837	$83,854

9. Biological Assets

The Company’s biological assets consist of cannabis plants from seeds all the way through to mature plants. The changes in the carrying value of biological assets are as follows:

	For the six months ended January 31, 2020	For the year ended July 31, 2019
Balance, beginning of period	$7,371	$2,332
Acquired through acquisition[1]	–	3,291
Production costs capitalized	21,288	19,215
Unrealized gain on changes in fair value of biological assets	14,999	38,856
Transferred to inventory upon harvest	(35,002)	(56,323)
Write-off on biological assets and destruction costs	(663)	–
Balance, end of period	$7,993	$7,371
[1]	Acquired through the Newstrike acquisition on May 24, 2019 (see Note 12)

As at January 31, 2020, the fair value of biological assets included $2 in seeds and $7,991 in cannabis plants ($2 in seeds and $7,369 in cannabis plants as at July 31, 2019). During the three and six months ended January 31, 2020, the Company recorded a write off on its biological assets of $nil and $438, respectively, due to the suspension of production at the Niagara facility. As a result of the halting of production at the Niagara facility, destruction costs related to excess and underperforming biological assets of $nil and $225 during the three and six months ended January 31, 2020, was incurred to dispose of the biological assets within the required guidelines as set by Health Canada.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period-end.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

The following table summarizes the unobservable inputs as at January 31, 2020:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Derived from actual retail prices on a per product basis.	$3.49 – $3.86 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $713 to the fair value.
Yield per plant Derived from historical harvest cycle results on a per strain basis.	70 – 257 grams per plant.	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $390 in the fair value.
Stage of growth Derived from the estimates of stage of completion within the harvest cycle.	Average of 34% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $390 in the fair value.
Waste Derived from the estimates of planned removal and naturally occurring waste within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase or decrease of 5% applied to the wastage expectation would result in an immaterial change in the fair value.

The following table summarizes the unobservable inputs as at July 31, 2019:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Derived from actual retail prices on a per product basis.	$4.23 – $5.01 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $480 to the fair value.
Yield per plant Derived from historical harvest cycle results on a per strain basis.	15 – 123 grams per plant.	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $344 in the fair value.
Stage of growth Derived from estimates of stage of completion within the harvest cycle.	Average of 29% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $1,148 in fair value.
Waste Derived from the estimates of planned removal and naturally occurring waste within the cultivation and production cycle	0%–30% dependent upon the stage within the harvest cycle.	An increase or decrease of 5% applied to the waste expectation would result in a change of approximately $302 in fair value

10. Property, Plant and Equipment

	Balance at				Balance at
Cost	July 31, 2019	Additions	Disposals	Adjustments	January 31, 2020
owned	$	$	$	$	$
Land	5,339	–	–	–	5,339
Buildings	150,834	22,673	–	–	173,507
Leasehold improvements	627	1,809	–	18,595	21,031
Furniture and equipment	6,356	3,603	–	–	9,959
Cultivation and production equipment	42,029	1,996	(54)	–	43,971
Vehicles	1,031	39	–	–	1,070
Computers	2,981	722	–	–	3,703
Construction in progress	57,550	59,115	–	(18,595)	98,070
	266,747	89,957	(54)	–	356,650
Right-of-use
Real estate	–	24,171	–	–	24,171
	266,747	114,128	(54)	–	380,821

	Balance at				Balance at
Accumulated depreciation and impairment	July 31, 2019	Depreciation	Adjustments	Impairments	January 31, 2020
owned	$	$	$	$	$
Land	–	–	–	307	307
Buildings	4,392	3,854	–	13,465	21,711
Leasehold improvements	130	214	–	–	344
Furniture and equipment	462	565	335	–	1,362
Cultivation and production equipment	2,216	2,079	(335)	4,079	8,039
Vehicles	133	92	–	–	225
Computers	621	566	–	–	1,187
Construction in progress	–	–	–	13,755	13,755
	7,954	7,370	–	31,606	46,930
Right-of-use
Real estate	–	1,131	–	1,178	2,309
	7,954	8,501	–	32,784	49,239

	Balance at		Adjustments/		Balance at
Net carrying value	July 31, 2019	Additions	disposals	Impairments	January 31, 2020
owned	$	$	$	$	$
Land	5,339	–	–	(307)	5,032
Buildings	146,442	18,819	–	(13,465)	151,796
Leasehold improvements	497	1,595	18,595	–	20,687
Furniture and equipment	5,894	3,038	(335)	–	8,597
Cultivation and production equipment	39,813	(83)	281	(4,079)	35,932
Vehicles	898	(53)	–	–	845
Computers	2,360	156	–	–	2,516
Construction in progress	57,550	59,115	(18,595)	(13,755)	84,315
	258,793	82,587	(54)	(31,606)	309,720
Right-of-use
Real estate	–	23,040	–	(1,178)	21,862
	258,793	105,627	(54)	(32,784)	331,582

As at January 31, 2020, there was $19,498 (July 31, 2019 – $21,265) of property, plant and equipment in accounts payable and accrued liabilities. During the three and six months ended January 31, 2020, the Company capitalized $2,717 and $5,176, respectively (January 31, 2019 – $546 and $913), of depreciation to inventory. Capitalized borrowing costs to buildings were realized in the six months ended January 31, 2020 in the amount of $562 (July 31, 2019 – $511) at an average interest rate of 5.5% (July 31, 2019 – 3.2%). During the three and six months ended January 31, 2020, depreciation expensed to the interim consolidated statement of loss and comprehensive loss was $1,992 and $3,325, respectively (January 31, 2019 - $452 and $1,025).

Adjustments to construction in progress during the period reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification. Adjustments to the right-of-use assets in the period represent an impairment loss of $1,178 due to the abandonment of a commercial administration building which the Company intends to sublease and included in the additions is the deferred rent liability of $1,116, previously accounted for under IAS 17 - Leases.

Impairment

As at January 31, 2020, indicators of impairment were identified as follows:

Niagara Facility

On March 2, 2020, the Company completed a strategic review of its cultivation capacity and made the decision to market the Niagara facility for sale. As a result, the carrying amount of the Niagara facility is expected to be recovered principally through sale rather than through continuing use (Note 38).

The Niagara facility was subject to impairment testing as at January 31, 2020. The Niagara facility was acquired from Newstrike in May 2019 and consists of primarily of equipment, cultivation and processing facilities and land asset that are included within property, plant and equipment, as well as related cultivation and processing licenses that are recorded as intangible assets (Note 11). These assets were previously included in the HEXO CGU.

Recoverable amount was determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy. As a result, an impairment loss of $31,606 was recorded in property, plant and equipment as at January 31, 2020. However, if the valuation results declined by 5%, the impairment loss would increase by $813. Additional impairment losses were recorded for cultivation and processing licenses (Note 11).

Cost	Balance at July 31, 2018	Additions from business acquisitions	Additions	Adjustments	Balance at July 31, 2019
Land	$1,038	$4,301	$–	$–	$5,339
Buildings	32,536	18,855	11,365	88,078	150,834
Leasehold improvements	206	–	421	–	627
Furniture and equipment	1,661	119	4,576	–	6,356
Cultivation and production equipment	4,031	9,913	28,085	–	42,029
Vehicles	151	–	880	–	1,031
Computers	659	529	1,793	–	2,981
Construction in progress	15,433	12,286	117,909	(88,078)	57,550
	$55,715	$46,003	$165,029	$–	$266,747

Accumulated depreciation and impairment	Balance at July 31, 2018	Additions from business acquisitions	Depreciation	Adjustments	Balance at July 31, 2019
Land	$–	$–	$–	$–	$–
Buildings	533	–	3,859	–	4,392
Leasehold improvements	9	–	121	–	130
Furniture and equipment	527	–	585	(650)	462
Cultivation and production equipment	69	–	1,497	650	2,216
Vehicles	56	–	77	–	133
Computers	188	–	433	–	621
	$1,382	$–	$6,572	$–	$7,954

Net carrying value	Balance at July 31, 2018	Additions from business acquisitions	Net additions / (deductions)	Adjustments	Balance at July 31, 2019
Land	$1,038	$4,301	$–	$–	$5,339
Buildings	32,003	18,855	7,506	88,078	146,442
Leasehold improvements	197	–	300	–	497
Furniture and equipment	1,134	119	3,991	650	5,894
Cultivation and production equipment	3,962	9,913	26,588	(650)	39,813
Vehicles	95	–	803	–	898
Computers	471	529	1,360	–	2,360
Construction in progress	15,433	12,286	117,909	(88,078)	57,550
	$54,333	$46,003	$158,457	$–	$258,793

The adjustments reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification.

11. Intangible Assets

	Balance at				Balance at
Cost	July 31, 2019	Additions	Disposals	Adjustments	January 31, 2020
	$	$	$	$	$
Cultivating and processing license	116,433	–	–	–	116,433
Brand	8,440	–	–	–	8,440
Software	3,558	549	(517)	–	3,590
Domain names	585	–	–	–	585
Patents	1,231	706	–	–	1,937
	130,247	1,255	(517)	–	130,985

Accumulated amortization and impairment	Balance at July 31, 2019	Amortization	Adjustments/Disposals	Impairments	Balance at January 31, 2020
	$	$	$	$	$
Cultivating and processing license	1,601	2,911	–	106,189	110,701
Brand	–	–	–	–	–
Software	1,269	372	(50)	–	1,591
Domain names	66	29	–	–	95
Patents	29	38	–	–	67
	2,965	3,350	(50)	106,189	112,454

	Balance at		Adjustments/		Balance at
Net carrying value	July 31, 2019	Amortization	Disposals	Impairments	January 31, 2020
	$	$	$	$	$
Cultivating and processing license	114,832	2,911	–	(106,189)	5,732
Brand	8,440	–	–	–	8,440
Software	2,289	177	(467)	–	1,999
Domain names	519	(29)	–	–	490
Patents	1,202	668	–	–	1,870
	127,282	(2,095)	(467)	(106,189)	18,531

As at January 31, 2020, there were $575 (July 31, 2019 – $422) of intangible assets in accounts payable and accrued liabilities.

Research and development expenses in the period amounted to $1,201 and $2,945, respectively (July 31, 2019 - $nil).

Impairment

As at January 31, 2020, indicators of impairment were identified as follows:

Niagara Facility

In connection with the impairment loss recorded for the Niagara facility (note 10, 38), the Company recorded an impairment loss of $106,189 relating to cultivation and processing licenses associated with the Niagara facility.

Cost	Balance at July 31, 2018	Additions from business acquisitions	Additions	Adjustments	Balance at July 31, 2019
Cultivating and processing license	$2,545	$113,888	$–	$–	$116,433
Brand	–	8,440	–	–	8,440
Software	1,800	12	1,746	–	3,558
Domain names	585	–	–	–	585
Patents	–	–	1,231	–	1,231
Other longer term assets and capitalized transaction costs	312	–	–	(312)	–
	$5,242	$122,340	$2,977	$(312)	$130,247

Accumulated amortization	Balance at July 31, 2018	Additions from business acquisitions	Amortization	Adjustments	Balance at July 31, 2019
Cultivating and processing license	$403	$–	$1,198	$–	$1,601
Software	786	–	483	–	1,269
Domain name	9	–	57	–	66
Patents	–	–	29	–	29
	$1,198	$–	$1,767	$–	$2,965

Net carrying value	Balance at July 31, 2018	Additions from business acquisitions	Net Additions / (Deductions)	Adjustments	Balance at July 31, 2019
Cultivating and processing license	$2,142	$113,888	$(1,198)	$–	$114,832
Brand	–	8,440	–	–	8,440
Software	1,014	12	1,263	–	2,289
Domain names	576	–	(57)	–	519
Patents	–	–	1,202	–	1,202
Other longer term assets and capitalized transaction costs	312	–	–	(312)	–
	$4,044	$122,340	$1,210	$(312)	$127,282

The adjustment represents $212 of capitalized transaction costs being allocated to the Truss investment in associate (Note 22a) and $100 other longer term investment has been reclassified to long-term investments.

12. Goodwill

Balance as at July 31, 2018	$–
Additions	111,877
Balance as at July 31, 2019	$111,877
Impairment	(111,877)
Balance as at January 31, 2020	$–

Goodwill was created on through the acquisition of Newstrike Brands Limited (“Newstrike”) on May 24, 2019 and is monitored at the operating segment level, which a company-wide level. As at January 31, 2020, the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization. In addition, slower than expected retail store roll outs in Canada and delays in government approval for cannabis derivative products resulted in a constrained distribution channels, which have adversely affected overall market sales and profitability. As a result of these factors, management performed an indicator-based impairment test of goodwill as at January 31, 2020.

Recoverable amount was determined based on fair value less cost of disposal using a market-based approach (Level 2) which considered both the adjusted current market capitalization of the Company and an income based discounted cash flow analysis (DCF).

The calculation of the adjusted current market capitalization was based on the share price of the Company on January 31, 2020, adjusted for a control premium of 10%, which was estimated by reference to premiums in recent acquisitions involving control, and from data on empirical control premium studies that considered industry, pricing, background, deal size, and timing of the observed premiums. .If all other assumptions were held constant, and the share price declined by 5%, the impairment loss would increase by $26,647.

If all other assumption were held constant and the control premium was decreased by 5%, the impairment loss would increase by $24,283.The income based Discounted cash flow (“DCF”) analysis (Level 3) was also used to corroborate the results of the adjusted market capitalisation based valuation. The significant assumptions in the DCF analysis were as follows:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. A discrete four-and-a-half-year period was forecasted with an extended 5 year period calculated using the H-Model which is an alternative dividend discount model that assumes the growth rate will fall linearly to the terminal value with a short-term growth rate of 10% in the first year, declining each year over the 5 years to a terminal growth rate of 3%. If all other assumption were held constant and the short-term growth rate in the first year was decreased by 1%, the impairment loss would increase by $12,598;

ii.	Terminal value growth rate: Management used a 3% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumption were held constant and the terminal growth rate was decreased by 1%, the impairment loss would increase by $27,000;

iii.	Post-tax discount rate: Management used a 15.9% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields. If all other assumption were held constant and the discount rate was in increased by 1%, the impairment loss would increase by $53,933; and

iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As a result, management concluded that the carrying value of the HEXO CGU was higher than the recoverable amount, and recorded a goodwill impairment loss of $111,877, as at January 31, 2020 (January 31, 2019 – $nil).

13. Warrant Liabilities

	2017 Unsecured Convertible Debentures Warrants	USD$20,000 Registered Direct Offering	USD$25,000 Registered Direct Offering	Total
Opening balance as at August 1, 2018	$3,130	$–	$–	$3,130
Exercised	(6,367)	–	–	(6,367)
(Gain) loss in revaluation of financial instruments	3,730	–	–	3,730
Balance as at July 31, 2019	$493	$–	$–	$493
Issued	–	3,967	5,629	9,596
Exercised	(106)	–	–	(106)
(Gain) loss in revaluation of financial instruments	(387)	(869)	(1,755)	(3,011)
Balance as at January 31, 2020	$–	$3,098	$3,874	$6,972

USD$20,000 Registered Direct Offering – Warrants

On January 21, 2020, the Company closed a registered direct offering with institutional investors for gross proceeds of USD$20,000 (Note 14). Under this offering, the Company issued 5,988,024 common share purchase warrants with an exercise price of USD$2.45 per share with a five year-term. The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company.

The warrant liability was initially recognized at $3,967 using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

●	stock price of USD$1.45

●	expected life of 2.5 years;

●	$nil dividends;

●	80% volatility based upon historical data;

●	risk free interest rate of 1.57%; and

●	USD/CAD exchange rate of 1.3116.

Financing costs of $223 were expensed at recognition. The warrant liability was revalued on January 31, 2020 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $3,099 (USD$2,342) using the following variables:

●	stock price of USD$1.25;

●	expected life of 2.5 years;

●	$nil dividends;

●	80% volatility based upon historical data;

●	risk-free interest rate of 1.51%; and

●	USD/CAD exchange rate of 1.3233.

The gain on the revaluation of the warrant liability during the six months ended January 31, 2020 was $869 which is recorded in Other income and losses on the interim consolidated statements of loss and comprehensive loss.

USD$25,000 Registered Direct Offering – Warrants

On December 31, 2019, the Company closed a registered direct offering with institutional investors for gross proceeds of USD$25,000 (Note 15). Under this offering, the Company issued 7,485,032 common share purchase warrants with an exercise price of USD$2.45 per share with a five year-term. The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company.

On initial recognition, the warrant liability was valued at $5,629 using the Black-Scholes-Merton option pricing model (Level 2), using the following input variables:

●	stock price of USD$1.59;

●	expected life of 2.5 years;

●	$nil dividends;

●	79% volatility based upon historical data;

●	risk-free interest rate of 1.71%; and

●	USD/CAD exchange rate of 1.2988.

Financing costs of $350 were expensed at recognition. The warrant liability was revalued on January 31, 2020 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $3,874 (USD$2,927) using the following variables:

●	stock price of USD$1.25;

●	expected life of 2.5 years;

●	$nil dividends;

●	80% volatility based upon historical data;

●	risk-free interest rate of 1.51% and

●	USD/CAD exchange rate of 1.3233.

The gain on the revaluation of the warrant liability during the six months ended January 31, 2020 was $1,755 which is recorded in Other income and losses on the interim consolidated statements of loss and comprehensive loss.

2017 Unsecured Convertible Debenture - Warrants

During the three months ended January 31, 2020, 71,424 warrants were excised for cash proceeds of $72 (USD$54), based on an exercise price of USD$0.76). During the three months ended October 31, 2019 no warrants were exercised. Upon expiry on November 14, 2019, the warrant liability was derecognized.

The gain on the revaluation of the warrant liability during the three months ended January 31, 2020 was $387 which was recorded in Other income and losses on the interim consolidated statements of loss and comprehensive loss.

During the year ended July 31, 2019, 863,693 warrants were exercised for cash proceeds of $863 (USD$656), based on an exercise price of USD$0.76. On the various dates of exercise, the warrant liability was revalued using the Black-Scholes-Merton option pricing model. Overall, the fair value of the warrants on exercise was $6,367 (USD$4,819) using the following inputs:

●	stock prices ranging from $5.90 to $10.36;

●	expected life of 12 months;

●	$nil dividends;

●	75% volatility based upon comparative market indicators and historical data;

●	Risk- free interest rates of 1.55% to 2.35%; and

●	USD/CAD exchange rate of various.

The warrant liability was revalued on July 31, 2019 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $493 (US$375); with a stock price of US$4.24; expected life of 12 months; $nil dividends; 74% volatility based upon historical data; risk-free interest rate of 1.61%; and USD/CAD exchange rate of 1.3148. The loss on the revaluation of the warrant liability for the year ended July 31, 2019 was ($3,730), which is recorded in Other income and losses on the interim consolidated statements of loss and comprehensive loss.

14. Convertible Debentures

Balance as at July 31, 2019	$–
Issued at amortized, net issuance costs	45,922
Interest expense	1,756
Interest paid	(404)
Balance as at January 31, 2020	$47,274

$70,000 Private Placement Unsecured Convertible Debentures

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest. Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

The Company allocated the gross proceeds first to the discounted gross proceeds of the debentures, which amounted to $46,098. The remaining balance of $23,902, was allocated to the conversion feature, which represents its inherent fair value.

In connection to closing the private placement, the Company incurred costs and fees of $204, which were allocated on a pro rata basis to the convertible debentures and conversion feature in the amounts of $176 and $28, respectively.

Interest expense for the three and six months ended January 31, 2020 was $886. The accrued and unpaid interest for the three and six months as at January 31, 2020 was $482.

15. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

As at January 31, 2020, a total of 284,115,819 (July 31, 2019 – 256,981,753) common shares were issued and outstanding. No special shares have been issued or are outstanding,

Common Share Purchase Warrants

As at January 31, 2020, there were a total of 32,439,120 warrants outstanding.

For the six months ended January 31, 2020

On January 22, 2020, the Company closed a registered direct offering with institutional investors for gross proceeds of $26,291 (USD$20m) and incurred broker and commission fees of $1,319 (USD$1,006) and other issuance costs of $154. Under this offering, the Company issued 11,976,048 common shares at a price of USD$1.67 per share and 5,988,024 common share purchase warrants with an exercise price of USD$2.45 and a term of five years. The net proceeds were allocated to the warrant liability’s fair value of $3,967 determined using the Black-Scholes-Merton options pricing model and issuance costs were allocated on a pro rata basis in the amount of $223 and expensed. The total ending gross contribution to share capital and issuance costs were $22,323 and $1,250 respectively, for a total net contribution to equity of $21,072.

On December 31, 2019, the Company closed a registered direct offering with institutional investors for gross proceeds of $32,411 (USD$25m) and incurred broker and commission fees of $1,637 (USD$1,260) and other issuance costs of $277. Under this offering, the Company issued 14,970,062 common shares at a price of USD$1.67 per share and 7,485,032 common share purchase warrants with an exercise price of USD$2.45 and a term of five years. The net proceeds were allocated to the warrant liability’s fair value of $5,629 determined using the Black-Scholes Merton Model and issuance costs were allocated on pro rata basis in the amount of $350 and expensed. The total ending gross contribution to share capital and issuance costs were $26,782 and $1,564, respectively, for a total net contribution of $25,219.

During the second quarter of fiscal 2020, 71,424 warrants with an exercise price of USD$0.76 were exercised for proceeds of $71 (USD$54), resulting in the issuance of 71,424 common shares. During the period, 10,547,920 warrants expired with exercise prices ranging from USD$0.76 to $5.60. The total decrease to the warrant reserve to contributed surplus amounted to $5,650.

For the year ended July 31, 2019

During the first quarter of fiscal 2019, 3,137,746 warrants with exercise prices ranging from $0.75 to $5.60 and USD$0.76 were exercised for proceeds of $5,589, resulting in the issuance of 3,137,746 common shares.

On January 30, 2019, the Company closed its offering of 7,700,000 common shares at a price of $6.50 per share for gross proceeds of $50,050. Included in the offering was an 1,155,000 over-allotment option pool with a price of $6.50 per share, which was exercised in full on the closing date for $7,508 and total gross proceeds of $57,558 for total common shares issued of 8,855,000. Underwriting and legal fees accumulated to $3,827 for total net proceeds of $53,731.

During the second quarter of fiscal 2019, 682,678 warrants with exercise prices ranging from $0.75 to $5.60 and USD$0.76 were exercised for proceeds of $1,307, which resulted in the issuance of 682,678 common shares.

During the third quarter of fiscal 2019, 3,661,761 warrants with exercise prices ranging from $0.75 to $5.60 and USD$0.76 were exercised for proceeds of $8,425, resulting in the issuance of 3,661,761 common shares.

On May 24, 2019, the Company completed the acquisition of Newstrike Brands Ltd. (Note 12), resulting in the issuance of 35,394,041 common shares.

During the fourth quarter of fiscal 2019, 8,053,544 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $47,396, resulting in the issuance of 8,053,544 common shares.

In fiscal 2019, a total of 15,535,729 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for total proceeds of $69,259, resulting in the issuance of 15,535,729 common shares.

As at July 31, 2019, there were 29,585,408 warrants outstanding.

The following is a consolidated summary of warrants as at January 31, 2020.

	Number outstanding	Book value
Classified as Equity		$
February 2018 financing warrants
Exercise price of $27.64 expiring February 16, 2020	4,413,498	1,331
June 2019 financing warrants
Exercise price of $15.79 expiring June 19, 2023	2,184,540	10,022
Broker / Consultant warrants
Exercise price of $20.85 expiring February 16, 2020	264,809	160
Exercise price of $11.84 expiring June 19, 2020	262,021	610
Exercise price of $0.75 expiring November 3, 2021	175,618	78
Exercise price of $0.75 expiring March 14, 2022	94,282	66
Exercise price of $15.79 expiring June 19, 2023	61	1
Inner Spirit warrants
Exercise price of $15.63 expiring July 21, 2020	71,235	129
Molson warrants
Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386
	18,966,064	54,783
Classified as Liability
USD$25m Registered Direct Offering Warrants
Exercise price of USD$2.45 expiring December 31, 2024	7,485,032	3,874
USD$20m Registered Direct Offering Warrants
Exercise price of USD$2.45 expiring January 22, 2025	5,988,024	3,099
	13,473,056	6,973
	32,439,120	61,756

The following is a consolidated summary of warrants on July 31, 2019.

	Number outstanding	Book value
Classified as Equity
2018 Equity financing
Exercise price of $5.60 expiring January 30, 2020	10,512,208	$5,673
February 2018 financing warrants
Exercise price of $27.64 expiring February 16, 2020	4,413,498	1,331
June 2019 financing warrants
Exercise price of $15.79 expiring June 19, 2023	2,184,540	9,998
Broker / Consultant warrants
Exercise price of $20.85 expiring February 16, 2020	264,809	160
Exercise price of $11.84 expiring June 19, 2020	262,021	610
Exercise price of $0.75 expiring November 3, 2021	175,618	78
Exercise price of $0.75 expiring March 14, 2022	94,282	66
Exercise price of $15.79 expiring June 19, 2023	61	1
Inner Spirit warrants
Exercise price of $15.63 expiring July 21, 2020	71,235	129
Molson warrants
Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386
	29,478,272	60,432
Classified as Liability
2017 secured convertible debenture warrants
Exercise price of USD$0.76 expiring November 14, 2019	107,136	493
	29,585,408	$60,925

The following table summarizes warrant activity during the six months ended January 31, 2020 and year ended July 31, 2019.

		January 31, 2020		July 31, 2019
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period	29,585,408	$9.95	26,425,504	$4.35
Expired during the period	(10,547,920)	5.58	(531)	–
Acquired and reissued through acquisition[1]	–	–	7,196,164	23.10
Issued during the period	13,473,056	USD$2.45	11,500,000	6.00
Exercised during the period	(71,424)	USD$0.76	(15,535,729)	3.61
Outstanding, end of period	32,439,120	$8.60	29,585,408	$9.95

1 Warrants acquired on May 24, 2019, via the acquisition of Newstrike.

Exercised during the six months ended January 31, 2020 were Nil (July 31, 2019 - 1,916,527) broker compensation warrants.

Stock Option Plan

The Company has a share option plan (the “Former Plan”), adopted in July 2018, that was administered by the Board of Directors who established exercise prices and expiry dates. Expiry dates were are up to 10 years from issuance, as determined by the Board of Directors at the time of issuance. On June 28, 2018, the Board of Directors put forth a new share option plan (the “Omnibus Plan”) which was approved by shareholders on August 28, 2019. Unless otherwise determined by the Board of Directors, options issued under both the Former Plan and Omnibus Plan vest over a three-year period. The maximum number of common shares reserved for issuance for options that may be granted under the Omnibus Plan is 10% of the issued and outstanding common shares or 28,411,582 common shares as at January 31, 2020. Options issued prior to July 2018 under the outgoing plan and the options assumed through the acquisition of Newstrike do not contribute to the available option pool reserved for issuance. As of January 31, 2020, the Company had 18,638,071 issued and outstanding under the Omnibus Plan, 4,441,798 issued and outstanding under the Former Plan and 1,232,420 issued and outstanding under the assumed Newstrike plan.

The following table summarizes the stock option grants during the six months ended January 31, 2020 and the year ended July 31, 2019.

		Options granted
Grant date	Exercise price	Executive and directors	Non-executive employees	Vesting terms	Expiry period
September 17, 2018	$ 7.93	650,000	523,500	Terms A	10 years
November 22, 2018	$ 5.92	–	440,000	Terms A	10 years
December 17, 2018	$ 5.09	74,000	227,500	Terms A, C	10 years
February 19, 2019	$ 7.13	615,000	626,000	Terms A	10 years
February 21, 2019	$ 7.46	3,333,333	–	Terms D	10 years
March 20, 2019	$ 8.50	325,000	1,077,500	Terms A	10 years
April 17, 2019	$ 8.24	–	1,132,500	Terms A	10 years
July 18, 2019	$ 6.54	650,000	2,768,785	Terms A	10 years
July 26, 2019	$ 5.88	250,000	–	Terms A	10 years
October 29, 2019	$ 3.30	829,034	2,732,277	Terms B	10 years
January 29, 2020	$ 1.80	–	293,021	Terms B	10 years

Vesting terms A –	One-third of the options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

Vesting terms B –	One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

Vesting terms C –	54,000 of the options granted to a director will fully vest 6 months from the grant date.

Vesting terms D –	In addition to the standard vesting terms A, the grant defines an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

The following table summarizes stock option activity during the six months ended January 31, 2020 and the year ended July 31, 2019.

	January 31, 2020		July 31, 2019
	Options	Weighted average	Options	Weighted average
	issued	exercise price	issued	exercise price
Opening balance	24,288,919	$5.87	14,388,066	$3.02
Granted	3,854,332	3.19	12,693,118	7.27
Acquired and reissued through acquisition[1]	–	–	2,002,365	9.49
Forfeited and terminated	(3,714,430)	6.52	(1,226,763)	6.33
Exercised	(116,532)	1.15	(3,567,867)	1.20
Closing balance	24,312,289	$5.32	24,288,919	$5.87

1 Stock options assumed on May 24, 2019, via the acquisition of Newstrike.

The following table summarizes information concerning stock options outstanding as at January 31, 2020.

Exercise price	Number outstanding	Number exercisable
$0.58	372,900	363,000
0.75	1,140,000	1,140,000
1.27	476,369	401,381
3.15	4,748	4,748
6.00	714,539	714,539
1.37	109,360	109,360
2.48	86,332	43,672
2.69	850,000	581,665
4.24	202,506	144,849
17.37	158,292	158,292
3.89	325,000	189,585
16.58	31,659	23,742
16.74	18,995	14,244
4.27	774,989	491,257
4.89	4,934,269	2,828,192
5.14	104,342	53,372
10.42	31,284	31,284
10.42	79,148	59,358
11.84	18,995	9,496
7.93	883,930	510,661
8.21	47,488	47,488
5.92	195,000	68,345
5.09	231,500	113,173
6.94	94,979	32,293
8.84	32,293	–
7.13	678,500	–
7.46	3,333,333	–
8.50	1,057,500	–
8.24	695,000	–
6.54	2,621,485	–
5.88	250,000	–
3.30	3,464,533	–
$1.80	293,021	–
	24,312,289	8,133,996

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee based performance restrictions or no restrictions to the units.

The following table summarizes stock option activity during the six months ended January 31, 2020 and the year ended July 31, 2019.

	January 31, 2020		July 31, 2019
	Units	Value of units	Units	Value of units
Opening balance	–	$–	–	$–
Granted	1,428,449	2.94	–	–
Forfeited	(90,114)	2.94	–	–
Closing balance	1,338,335	$2.94	–	$–

The following table summarizes the RSUs granted during the six months ended January 31, 2020. No RSUs were issued in the year ended July 31, 2019.

		RSUs granted
Grant date	Unit value	Executive and directors	Non-executive employees	Vesting terms	Expiry period
October 29, 2019	$2.94	1,428,449	–	Terms A	10 years

Vesting terms A – The units vest in full on the third-year anniversary after the grant date.

Share-based Compensation

For the three and six months ended January 31, 2020, the Company recorded $7,903 and $16,067, respectively (January 31, 2019 – $4,960 and $9,649), in share-based compensation, which are measured at fair value at the date of grant and are expensed over the vesting period (See Note 20 for share-based compensation allocation by expense group). In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of options granted by applying the following assumptions:

	January 31, 2020	July 31, 2019
Exercise price	$1.80–$3.30	$0.75–$8.95
Stock price	$1.68–$3.03	$5.09–$8.50
Risk-free interest rate	1.41%–1.62%	1.54%–2.42%
Expected life of options (years)	5	5-7
Expected annualized volatility	83%–84%	64%–76%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the three and six months ended January 31, 2020, the Company allocated to inventory $1,070 and $3,731, respectively, (January 31, 2019 – $275 and $386) of share-based compensation applicable to direct and indirect labour in the cultivation and production process.

16. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

	January 31, 2020	July 31, 2019
Options	24,312,289	24,288,919
RSUs	1,338,335	–
2017 Secured convertible debenture warrants	–	107,136
2018 Equity warrants	–	10,512,208
2018 February 2018 financing warrants	4,413,498	4,413,498
2019 June financing warrants	2,184,540	2,184,540
USD$25m registered direct offering warrants	7,485,032	–
USD$20m registered direct offering warrants	5,988,024	–

Joint venture and Inner Spirit issued warrants	11,571,235	11,571,235
Convertible debenture broker/finder warrants	796,791	796,791
	58,089,744	53,874,327

17. Convertible Debentures Receivable

Convertible LP debenture

On July 26, 2018, the Company purchased $10,000 in the form of unsecured and subordinated convertible debentures from an unrelated entity, Fire and Flower (“F&F”). On February 13, 2019, the Company entered into an amended and restated debenture indenture with F&F (“LP Debentures”). The LP Debentures bear interest at 8%, paid semi-annually, mature on July 31, 2020 and include a conversion feature to convert the debenture into common shares of F&F at the lower of $1.15 and 90% of the initial public offering share price, as defined within the agreement. The Company obtained the debentures as part of a strategic investment into the private retail cannabis market. The debentures may be converted into common shares at the earlier of forced conversion by F&F, which requires a 60-day notice or the July 31, 2020, which is the maturity date. At the holder’s option, the debentures may also be converted into a loan on July 31, 2020, which would bear interest at a rate of 12% per annum.

On January 23, 2020, $3,000 of debentures were converted using conversion rate of $1.15 into 2,608,695, common shares of F&F. The Company fully disposed of these shares on January 27, 2020 at an average market price of $1.0541 for total net proceeds of $2,724, commission expenses of $26 and a realized loss on disposal of $250.

As at January 31, 2020, the remaining balance of the LP Debenture receivable was fair valued using the F&F January 31, 2020 quoted share price of $0.95 (July 31, 2019 - $1.33), resulting in a fair value of $6,394 (July 31, 2019 – $12,024). During the three and six months ended January 31, 2020, the value of the LP Debentures decreased resulting in an unrealized loss of $413 and $3,041, respectively due to fair value adjustments. Convertible accrued unpaid interest for the three and six months ended January 31, 2020 was $141 and $343, respectively.

Zero interest conVerTible debenture

On May 24, 2019, the Company obtained $800 of unsecured and subordinated convertible debentures from F&F as a result of the acquisition of Newstrike (Note 12). On May 24, 2019, the debentures carried an initial fair value of $1,220. The convertible debenture bore zero interest and matured on November 30, 2019. On maturity, the debentures converted into 1,000,000 common shares of F&F, at a conversion rate of $0.80 (as set out in the agreement). The fair value of the investment was $950 as at January 31, 2020 (Note 23).

18. Term Loan

Term Loan

On February 14, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders provided the Company with up to $65,000 in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consisted of an up to $50,000 term loan (“Term Loan”) and up to a $15,000 in a revolving credit facility (“Revolving Loan”). The credit facility matures in February 14, 2022. The Company may repay the loan without penalty, at any time and the loan is secured against the Company’s property, plant and equipment. The Company shall repay at minimum 2.5% of the initial amount drawn each quarter per the terms of the credit facility agreement. On February 14, 2019, the Company received $35,000 on the Term Loan and incurred financing costs of $1,347. At January 31, 2020, $nil is drawn down on the Revolving Loan (July 31, 2019 - $nil). The Company had the ability to draw the remaining $15,000 on the Term Loan on or before December 31, 2019, which it did not exercise, as a result, that portion of the facility expired on December 31, 2019.

On January 31, 2020, the Company amended its credit facility which resulted in:

(i)	The modification of financial covenants which require the Company to:

i.	Maintain a Tangible Net Worth Ratio of not more than 1:00 to 1:00 at all times;

ii.	Maintain a Cash Balance of more than $15,000 at all times; and

iii.	Maintain certain EBITDA requirements (as defined in the Credit Facility Agreement) with respect to each Fiscal Quarter.

(ii)	the re-instatement of the $15,000 Term Loan capacity that previously expired un-used on December 31, 2019. In order for the Company to draw on this additional capacity, the Company must be (i) in compliance with its debt covenants; and (ii) achieve net revenue of $28,400 for the quarter ended July 31, 2020. The additional capacity is available to be drawn upon until November 30, 2020.

The Company is in compliance with the revised debt covenants as at January 31, 2020. The credit facility has been further amended effective March 27, 2020 to include a covenant that, on or before April 10, 2020: (i) the Company shall have received such securities regulatory authority exemptive relief as is necessary to permit it to conduct an “at-the-market distribution” of common shares; or (ii) the Company shall have (a) entered into one or more definitive agreements with purchasers for the sale of common shares for aggregate net proceeds of at least $15,000, and (b) taken all other steps reasonably necessary, including filing any prospectus and obtaining any stock exchange or other regulatory or third party approval as may be required, to complete the issuance and sale of such common shares as soon as reasonably practicable after the entry into of such definitive agreements. In addition, a covenant has been added that the Company shall have received net cash proceeds from the issuance of equity securities of not less than $40 million on or before April 30, 2020.

During the six months ended January 31, 2020, total interest expense and total interest capitalized were $186 (July 31, 2019 - $252) and $250 (July 31, 2019 - $511), respectively. Non-cash interest expense relating to the amortization of deferred financing costs was $387 for the six months ended January 31, 2020 (July 31, 2019 - $387).

The following table illustrates the continuity schedule of the term loan as at January 31, 2020 and July 31, 2019:

	January 31, 2020	July 31, 2019
Term loan	$	$
Opening balance	34,125	–
Additions	–	35,000
Repayments	(1,750)	(875)
Ending balance	32,375	34,125
Deferred financing costs	$	$
Opening balance	(751)	–
Additions	(56)	(1,643)
Adjustments	25	296
Amortization of deferred finance costs	161	596
Ending balance	(621)	(751)
Total net term loan	31,754	33,374
Current portion	3,207	3,117
Long-term portion	28,547	30,257

19. Financial Instruments

Market Risk

Interest Risk

The Company has exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The fluctuation of the interest rate may result in a material increase to the associated interest. As at January 31, 2020, the Company had short-term investments of $929 (July 31, 2019 - $517) and a term loan with a carrying value of $31,754 (July 31, 2019 – 33,374) (Note 18). All interest rates are fixed. An increase or decrease of 1% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10% as of January 31, 2020, the Company would incur an associated increase or decrease in loss and comprehensive loss of approximately $833 (July 31, 2019 - $340). The price risk exposure as at January 31, 2020 is presented in the table below.

	January 31, 2020	July 31, 2019
	$	$
Financial assets	8,447	16,756
Financial liabilities	(6,409)	(493)
Total exposure	2,038	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at January 31, 2020, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and short-term investments are held four Canadian commercial banks with Dun and Bradstreet credit ratings of AA and $1,673 is held with a credit union that does not have a publicly available credit rating. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and British Columbia. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the six-month period ended January 31, 2020 is $20 (July 31, 2019 - $37).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at January 31, 2020; this amounted to $126,093.

The following table summarizes the Company’s aging of trade receivables as at January 31, 2020 and July 31, 2019:

	January 31,	July 31,
	2020	2019
	$	$
0–30 days	10,724	14,102
31–60 days	1,852	1,826
61–90 days	710	166
Over 90 days	719	3,599
Total	14,005	19,693

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impact the financial performance of the Company. For the three and six months ended January 31, 2020, the Company recorded sales the crown corporations Société québécoise du cannabis representing 83% and 75%, respectively (January 31, 2019 – 77% and 75%) and the Ontario Cannabis Store representing 7% and 11%, respectively (January 31, 2019 – 13% and 11%).

The Company holds trade receivables from the crown corporations Société québécoise du cannabis and the Ontario Cannabis Store representing 80% and 7% of total trade receivables as of January 31, 2020 (July 31, 2019 – 56% and 23%, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at January 31, 2020, the Company had $81,355 (July 31, 2019 – $139,505) of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable, the current portions of the term loan and lease liabilities and an onerous contract with total carrying amounts and contractual cash flows amounting to $61,265 due in the next 12 months (See note 1 – Going Concern).

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

20. Operating Expenses by Nature

	For the three months ended		For the six months ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
Salaries and benefits	$7,497	$4,225	$18,263	$7,470
Share-based compensation	7,903	4,960	16,067	9,649
Marketing and promotion (recovery)	(666)	2,430	3,728	12,019
Consulting	2,185	1,483	4,534	2,921
Professional fees	2,832	1,852	5,609	2,677
Facilities	2,491	1,531	3,851	2,454
General and administrative	998	1,123	2,348	1,400
Amortization of intangible assets	1,683	74	3,350	224
Depreciation of property, plant and equipment	1,992	452	3,325	1,025
Travel	687	356	1,627	685
Restructuring costs	259	–	3,981	–
Impairment of property, plant and equipment	32,082	–	32,784	–
Impairment of intangible assets	106,189	–	106,189	–

Impairment of goodwill	111,877	–	111,877	–
Realization of onerous contract	3,000	–	3,000	–
Disposal of long lived assets	497	–	497	–
Total	$281,506	$18,486	$321,030	$40,524

The following table summarizes the nature of share-based compensation in the period:

	For the three months ended		For the six months ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
General and administrative related share-based compensation	$7,647	$4,702	$15,602	$9,161
Marketing and promotion related share-based compensation	256	258	465	488
Total operating expense related share-based compensation	7,903	4,960	16,067	9,649
Share based compensation capitalized to inventory	1,070	274	3,731	385
Total share-based compensation	$8,973	$5,234	$19,798	$10,034

The following table summarizes the total payroll related wages and benefits by nature in the period:

	For the three months ended		For the six months ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
General and administrative related wages and benefits	$5,842	$2,957	$13,903	$5,233
Marketing and promotion related wages and benefits	924	1,268	2,648	2,237
Research and development related wages and benefits	731	–	1,712	–
Total operating expense related wages and benefits	7,497	4,225	18,263	7,470
Wages and benefits capitalized to inventory	4,284	1,656	10,574	2,924
Total wages and benefits in the period	$11,781	$5,881	$28,837	$10,394

21. Other Income and Losses

	For the three months ended		For the six months ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
	$	$	$	$
Revaluation of financial instruments gain/(loss)	2,714	(815)	3,011	(3,152)
Share of loss from investment in associate and joint ventures	(1,591)	(483)	(3,273)	(645)
Unrealized (loss)/gain on convertible debenture receivable	(413)	2,545	(3,041)	5,978
Unrealized loss on investments	(6,553)	–	(8,223)	–
Realized loss on investments	(242)	–	(226)	–
Foreign exchange loss	617	15	572	18
Interest and financing expenses	(3,598)	(8)	(4,033)	(16)
Interest income	317	1,304	888	2,370
Total non-operating income/(loss)	(8,749)	2,558	(14,325)	4,553

22. Investment in Associate and Joint Ventures

(a) Truss – Investment in Associate

	January 31, 2020	July 31, 2019
Opening Balance	$51,786	$–
Cash contributed to investment	21,079	11,476
Fair value of warrant consideration	–	42,386
Capitalized transaction costs	–	721
Share of net loss for period	(3,053)	(2,797)
Ending Balance	$69,812	$51,786

On October 4, 2018, the formation of the entity Truss Limited Partnership between the Company and Molson Coors Canada (the “Partner”) was finalized. Truss is a standalone start-up entity with its own board of directors and an independent management team and is incorporated in Canada. Truss is a private limited partnership and its principal operating activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages.

The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and representing the remaining 42.5%. In connection with the formation of Truss, the Company has granted the Partner 11,500,000 common share warrants in the Company at an exercise price of $6.00 for a period of three years (note 15). The investment is accounted for using the equity method. During the six months ended January 31, 2020, additional cash contributions totaling $21,079 were made by the Company to Truss.

During the three and six months ended January 31, 2020, the Company’s share in the net losses of Truss were ($1,475) and ($3,053) (January 31, 2019 – $483 and $645).

(b) Belleville Complex Inc. - Joint Venture

On October 31, 2018, the Company acquired a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued by the Company on September 7, 2018, bearing an annual 4% interest rate and interest payable monthly. The loan and all remaining accrued interest were repaid in full during the year ended July 31, 2019.

As part of the initial agreement, the Company will be the anchor tenant for a period of 20 years, with an option to renew for 10 years. On October 22, 2019, the lease agreement was amended to a 15-year anchor tenant period, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership (Note 24). As a result, the lease was reassessed resulting in an addition to the right-of-use asset and lease liability as well as a lease receivable on the sublease component (Note 31).

Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at January 31, 2020 is $nil (July 31, 2019 - $nil).

(c) HEXO MED - Joint Venture

	January 31, 2020	July 31, 2019
Opening Balance	$1,063	$–
Capital contributed to investment	–	1,106
Capitalized transaction costs	–	125
Share of net loss	(219)	(168)
Ending Balance	$844	$1,063

HEXO MED is a Greece based joint venture established with partner QNBS P.C. (formerly Qannabos) and will serve as the Company’s entry point into the European medical cannabis markets. During the year ended July 31, 2019, the Company contributed a total of EUR$250 in cash and accrued consideration of EUR$500 for a 33.34% interest in HEXO MED in cash. During the three months ended October 31, 2019, the Company’s interest in HEXO MED was increased to 51% upon the cash payment of the accrued EUR$500 ($729) as at July 31, 2019 due to a contractual milestone being met in June 2019. The carrying value of HEXO MED as at January 31, 2020 is $844 (July 31, 2019 - $1,063).

23. Long-term Investments

	Fair value July 31, 2019	Investment	Divestiture/ Transfer	Change in fair value	Fair value January 31, 2020
	$	$	$	$	$
Level 1 Investments
Fire and Flower common shares	–	920	–	30	950
Inner Spirit common shares	3,000	–	(644)	(1,321)	1,035
Level 2 Investments
Inner Spirit common share purchase warrants	403	–	–	(358)	45
Level 3 Investments
Greentank Technologies	6,574	–	–	(6,574)	–
Neal Brothers Inc.	4,000	–	–	–	4,000
Segra International Corp.	300	–	–	–	300
Total	14,277	920	(644)	(8,223)	6,330

	Fair value July 31, 2018	Investment	Divesture/ Transfer	Change in fair value	Fair value July 31, 2019
	$	$	$	$	$
Level 1 Investments
Fire & Flower Inc. common shares	–	2,970	(2,493)	(477)	–
Fire & Flower Inc. common share purchase warrants[1]	–	505	(262)	(243)	–
Inner Spirit common shares[1]	–	2,850	–	150	3,000
Level 2 Investments
Inner Spirit common share purchase warrants[1]	–	414	–	(11)	403
Level 3 Investments
Greentank Technologies[1]	–	6,723	–	(149)	6,574
Neal Brothers Inc. [1]	–	4,000	–	–	4,000
Segra International Corp.	100	–	–	200	300
Total	100	17,462	(2,755)	(530)	14,277

1 Acquired in the Newstrike acquisition on May 24, 2019 at fair market value

Fire & Flower

Common Shares

On November 30, 2019, the Company obtained 1,000,000 common shares in Fire & Flower though the conversion of its $800 zero interest bearing convertible debentures (Note 17). The debentures were convertible at $0.80 per common share. The fair value of the shares upon conversion was $920. The shares were revalued to the market rate of $0.95 as at January 31, 2020. The Company incurred a gain of $30 upon the revaluation.

On November 1, 2018, the Company obtained 1,980,000 subscription receipts in F&F for proceeds of $2,970. The subscription receipts converted into common shares of F&F at a 1:1 ratio on February 19, 2019 upon the commencement of trading on the TSX Venture and recognised at an initial fair value of $2,970. On July 25, 2019, the Company liquidated the investment in full resulting in cash proceeds of $2,493. The Level 1 long-term investment fair value and associated realized loss as at July 31, 2019 were $nil and ($477), respectively.

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 1,000,000 common share purchase warrants in the entity F&F. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $505. The investment was fair valued through the Black-Scholes-Merton option pricing model at $243 and disposed of as at July 30, 2019. The Company realized a loss of ($243) as at July 30, 2019 based upon the following assumptions and inputs:

●	market price of $1.33;

●	expected life of 8.4 months;

●	$nil dividends;

●	100% volatility based upon comparative market indicators and historical data; and

●	Risk- free interest rate of 1.46%.

Inner Spirit Holdings Inc.

Common Shares

On May 24, 2019, on acquisition of Newstrike, the Company obtained 15,000,000 common shares in Inner Spirit Holdings Inc., which were valued at $2,850 on initial recognition. During the six months ended January 31, 2020, the Company disposed of 6,005,500 common shares, respectively, at prices ranging from $0.09-$0.12 per share, resulting in again of $24 (January 31, 2019 - $nil). The remaining 8,994,500 shares held at January 31, 2020 were valued based upon the market price of $0.115 (July 31, 2019 - $0.20) per share resulting in a fair value of $1,035 at period end).

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 7,500,000 common share purchase warrants in Inner Spirit Holdings Inc. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $414. The investment is fair valued through the Black-Scholes-Merton option pricing model and held an unrealized loss of ($359) (July 31, 2019 - $(11)) as at January 31, 2020 based upon the following assumptions and inputs:

●	market price of $0.11 per share;

●	expected life of 7 months;

●	$nil dividends;

●	100% volatility based upon comparative market indicators and historical data; and

●	risk-free interest rate of 1.47%.

Greentank Technologies

On February 22, 2019, Newstrike acquired 1,953,125 preferred shares of Greentank Technologies for cash consideration of $6,622 (USD$5,000). The investment initial fair value upon the acquisition of Newstrike was $6,723 and is measured through fair value through profit and loss. As at January 31, 2020, the Company determined the fair value of the investment was $nil and was determined based on its recoverable amount. During the three and six months ended January 31, 2020, the changes in fair value were $6,574 and $6,574, respectively (July 31, 2019 – ($149)).

Neal Brothers Inc.

The Company also acquired 19.9% of the shares of Neal Brothers Inc. through the acquisition of Newstrike on May 24, 2019. The Company does not hold, nor is it entitled to a board seat. The initial investment was for cash consideration of $5,604. The Company has measured these investments at fair value upon the date of acquisition, which was determined to be $4,000. During the three and six months ended January 31, 2020, there was no change in fair value (July 31, 2019 - $nil). A variance of 5% to the underlying investment would result in a change of $200 (July 31, 2019 - $200) to the investments fair value.

Segra International Corp.

The Company holds 400,000 shares in the private entity Segra International Corp. The investment represents a strategic long-term investment in the cannabis micropropagation entity. The initial investment was made for $0.25 per share. The Company has measured this investment to its fair value of $0.75 per share, which totalled $300 as at January 31, 2020 (July 31, 2019 – $300). The fair value measurement was based upon the most recent financing information and resulted in no gain or loss (July 31, 2019 - $200) through profit and loss. A variance of 5% to the underlying share price would result in a nominal change to the investment’s fair value.

24. Related Party Disclosure

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 5.64% of the outstanding shares of the Company as at January 31, 2020 (July 31, 2019 – 6.15%).

Compensation provided to key management during the period was as follows:

	For the three months ended		For the six months ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
Salary and/or consulting fees	$744	$921	$1,650	$1,603
Bonus compensation	–	185	42	402
Stock-based compensation	4,641	4,029	9,572	7,388
Total	$5,385	$5,135	$11,264	$9,393

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

The Company leases a space in Belleville from the related party BCI (Note 22), that supports its manufacturing activities and is based in Belleville, Ontario. The Company paid $4,274 during the six months ending January 31, 2020. This lease is recognized on the Company’s balance sheet under IFRS 16 (Note 31).

The Company subleases section of its Belleville lease to another related party Truss Limited Partnership (Note 22). The accrued charges on this lease amount to $680 during the six months ended January 31, 2020. This sublease is recognized as a capital lease receivable on the Company’s balance sheet (Note 7).

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On October 29, 2019, the Company granted certain of its executives a total of 829,034 stock options and 1,428,449 RSUs with an exercise price/unit value of $3.30. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. The RSUs vest in full on the third-year anniversary after the grant date.

On July 26, 2019, the Company granted certain of its directors a total 250,000 stock options with an exercise price of $5.88

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 12, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09, of which 54,000 stock options will fully vest at the six-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total 650,000 stock options with an exercise price of $7.93.

The Company loaned $20,279 on September 7, 2018 to the related party BCI, to be used in the purchase of a facility in Belleville, Ontario, and was repaid in full during the period ended April 30,2019.

25. Capital Management

The Company’s objective is to maintain sufficient capital so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern.

Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements with the exception of the minimum cash balance of $15 million and a tangible net worth ratio (Total liabilities/Tangible Net Worth) below 1.5:1.0, as required under the Company’s term loan (Note 18).

As at January 31, 2020, total managed capital was comprised of shareholders’ equity of $520,690 (July 31, 2019 – $788,712).

The Company has undergone an operational restructuring in which operational costs have been assessed and budgets adjusted accordingly in order to reduce total expenses. The Company’s approach to capital management during the period has therefore shifted towards accommodating this approach.

As disclosed in Note 1 – Going Concern, in addition to funding ongoing working capital requirements, including maintaining compliance with existing debt covenants, the Company must secure sufficient funding for existing commitments (Note 26), and obtain new cash resources sufficient to cover expected cash shortfalls due to growth requirements needed to achieve the appropriate level of output and anticipated additional product revenue streams. Existing funds on hand, combined with existing debt facilities, are not sufficient to support ongoing operations, existing commitments, and costs of acquiring new investments for increased product offerings. Management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments; through investments in associates; the generation of profits from operations; or, the sale of assets in the future. Nevertheless, there is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

26. Commitments and Contingencies

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five years and thereafter are as follows:

2020	$45,725
2021	4,991
2022	4,259
2023	3,776
2024	3,425
Thereafter	20,385
$82,561

See note 31 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

Letters of Credit

On August 1, 2019, the Company reissued a preexisting letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an autorenewal feature and was still in effect as at January 31, 2020. The letter of credit has not been drawn upon as at January 31, 2020 (July 31, 2019 – $nil) and the Company is in compliance with the specified requirements as at the period-end. As at January 31, 2020, the letter of credit is secured by a combination of the Company’s Revolving Loan (Note 18) and cash held in collateral (Note 6).

On August 21, 2019, the Company entered into a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. The letter of credit has not been drawn upon as at January 31, 2020. As at January 31, 2020, the letter of credit is secured by a combination of the Company’s credit facility (Note 18) and cash held in collateral (Note 6).

On November 26, 2019, the Company entered into a six-month standby letter of credit with a Canadian financial institution to provide up to a maximum limit of $6,391, reduced by $1,000 on a monthly basis until fully amortized on May 30, 2020. The letter of credit has not been drawn upon as at January 31, 2020. As at January 31, 2020, the letter of credit is secured by a combination of the Company’s Revolving Loan (Note 18) and cash held in collateral (Note 6).

Surety Bond

Effective July 3, 2019, the Company renewed its commercial surety bond with a North American insurance provider entitling the Company up to a maximum of $4,500. The bond bears a premium at 0.3% annually. The Company obtained the surety bond as required under the Canada Revenue Agency’s excise tax laws for the transporting of commercial goods throughout Canada. The bond expires on July 3, 2020, one year from the renewal date.

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

As of January 31, 2020, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York.  One or more of the Company’s current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company, are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company’s forward-looking information, including but not limited to the Company’s forecast revenues for Q4 2019 and fiscal 2020, its inventory, “channel stuffing” and the Company’s supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.

While the Company cannot predict the outcome of the actions discussed above, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company’s underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

On January 24, 2020, the Company was served with a statement of claim commenced by a vendor in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company’s acquisition of Newstrike on May 24, 2019. The statement of claim filed against the Company is seeking payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purports to contemplate that the Company would purchase certain cannabis products until February 2020. The Company intends to vigorously defend itself against such claim and intends to actively advance its counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith.

onerous contract

During the period, the Company recognized a $3,000 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The supply agreement is currently the subject of legal proceedings as disclosed above. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related loss has been included in Other gains and losses.

27. Fair Value of Financial Instruments

The carrying values of the financial instruments as at January 31, 2020 are summarized in the following table:

			Financial assets	Financial liabilities
		Amortized	designated as	designated
	Note	costs	FVTPL	as FVTPL	Total
Assets		$	$	$	$
Cash and cash equivalents	5	80,426	–	–	80,426
Restricted cash	6	24,339	–	–	24,339
Short-term investments	5	–	929	–	929
Trade receivables		14,005	–	–	14,005
Commodity taxes recoverable and other receivables	7	21,195	–	–	21,195
Convertible debenture receivable	17	–	6,394	–	6,394
Lease receivable – long term		4,738	–	–	4,738
Long- term investments	23	–	6,330	–	6,330
Liabilities		$	$	$	$
Accounts payable and accrued liabilities		45,131	–	–	45,131
Warrant liability	13	–	–	6,972	6,972
Lease liability – current		4,454	–	–	4,454
Lease liability – long term		25,732	–	–	25,732
Convertible debentures		47,274	–	–	47,274
Term loan	18	31,754	–	–	31,754

The carrying values of the financial instruments as at July 31, 2019 are summarized in the following table:

			Financial assets	Financial liabilities
		Amortized	designated as	designated
	Note	costs	FVTPL	as FVTPL	Total
Assets		$	$	$	$
Cash and cash equivalents	5	113,568	–	–	113,568
Restricted cash	6	22,350	–	–	22,350
Short-term investments	5	–	25,937	–	25,937
Trade receivables		19,693	–	–	19,693
Commodity taxes recoverable and other receivables	7	15,247	–	–	15,247
Convertible debenture receivable	17	–	13,354	–	13,354
Long term investments	23	–	14,277	–	14,277
Liabilities		$	$	$	$
Accounts payable and accrued liabilities		45,581	–	–	45,581
Warrant liability	13	–	–	493	493
Deferred rent liability		946	–	–	946
Term loan	18	33,374	–	–	33,374

The carrying values of trade receivables, accounts payable and accrued liabilities and the term loan approximate their fair values due to their relatively short periods to maturity.

28. Ancillary Revenue

Ancillary revenues are those sales outside of the primary business of the Company as outlined in Note 2. During the three and six months ended January 31, 2020 the Company realized net revenues of $51 and $92, respectively (January 31, 2019 – $62 and $109), related to management fees.

29. License and Prepaid Royalty – HIP

On May 24, 2019, on acquisition of Newstrike, the Company acquired a royalty agreement with the Tragically Hip (the “Hip Agreement”) with an effective date of January 12, 2017, expiring after five years with an option of renewal for a two-year period, at the Tragically Hip’s discretion. Newstrike’s initial consideration was an exchange of 3,000,000 common shares in Newstrike with an initial fair value of $2,655 and an ongoing royalty of 2.5% of revenues of cannabis products sold by the Company inspired by the Tragically Hip. The value of the initial transaction was split between the License ($1770) and the Prepaid Royalty ($885). The Prepaid Royalty is reduced by the royalties payable. The fair value of the license and prepaid asset as at the acquisition date of May 24, 2019 was $926 and $600, respectively.

During the three and six months ended January 31, 2020, the Company recorded amortization expense of $89 and $177, respectively using the straight-line method over a five-year term from the effective date of the license, and $36 was drawn down on the prepaid royalty.

	January 31, 2020	July 31, 2019
License – HIP, net of amortization	$690	$867
Prepaid Royalty – HIP	506	542
License and prepaid royalty – HIP	$1,196	$1,409

30. Non-Controlling Interest

The following table summarizes the information relating to the Company’s 60% ownership interest in Neal Up Brands Inc., before intercompany eliminations.

	January 31, 2019	July 31, 2019
Current assets	$2,500	$2,500
Net assets	2,500	2,500
Non-controlling interest (%)	40%	40%
Non-controlling interest	$1,000	$1,000

Neal Up Brands Inc. has limited operations and the current assets represent cash held in escrow by a third party (Note 6).

31. Lease Liabilities

The following is a continuity schedule of implicit lease liabilities for the six months ended January 31, 2020:

$
Balance as at July 31, 2019	–
Adjustment on adoption of IFRS 16 (Note 4)	21,360
Balance as at August 1, 2019	21,360
Lease additions	9,460
Lease payments	(2,050)
Interest expense on lease liabilities	1,416
Balance as at January 31, 2019	30,186
Current portion	4,454
Long-term portion	25,732

The Company’s leases consist of administrative real estate leases and a production real estate property. The Company expensed variable lease payments of $962 and $1,923, respectively for the three and six months ended January 31, 2020.

The following table is the Company’s lease obligations over the next five fiscal years and thereafter as at January 31, 2020:

Fiscal year	2020	2021 – 2022	2023 – 2024	Thereafter	Total
	$	$	$	$	$
Lease obligations	2,208	9,865	8,926	36,802	57,801

32. Revenue from Sale of Goods

	For the three months ended		For the six months ended

	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
	$	$	$	$
Retail	22,983	14,792	41,233	19,986
Medical	834	1,387	1,881	2,823
Total revenue from sale of goods	23,817	16,179	43,114	22,809

Total revenue from the sale of goods is presented net of provisions for sales returns and price concessions. During the three and six months ended January 31, 2020, the Company incurred $1,441 and $3,421, respectively (January 31, 2019 - $nil and $nil), of sales provisions and price concessions.

33. Segmented Information

The Company operates in one operating segment. All property, plant and equipment and intangible assets are located in Canada.

34. Restructuring Provision

$
Balance payable as at July 31, 2019	–
Total restructuring costs	3,981
Less: payments made	(3,798)
Balance payable as at January 31, 2020	183

During the six months ended January 31, 2020, restructuring efforts were undertaken to right size the Company. These expenses amounted to $3,981 and are comprised of consulting services, severance and other payroll related termination costs.

35. Changes in Non-Cash Operating Working Capital Items

The following items comprise the non-cash operating working capital items to be reflected through the Company’s operating cash flow activity for the periods herein.

For the six months ended	January 31, 2020	January 31, 2019
	$	$
Trade receivables	5,688	(9,549)
Commodity taxes recoverable and other receivables	(11,215)	(3,484)
Prepaid expenses	2,132	(6,223)
Inventory	(64,272)	(3,497)
Biological assets	13,714	–
Accounts payable and accrued liabilities	763	3,564
Excise taxes payable	1,979	1,244
Total non-cash operating working capital	(51,211)	(17,945)

36. Income Taxes

The Company’s effective income tax rate was 1.65% for the six months ended January 31, 2020. The effective tax rate is different from the statutory rate primarily due to the goodwill impairment and non-recognition of deferred tax assets. The interim period income tax is accrued based on the estimated average annual effective income tax of 14%.

37. Revision of Financial Information

As disclosed in note 4, the Company has revised certain financial information related to the adoption of IFRS 16 Leases, that was previously included in the interim financial statements for the period ended October 31, 2019.

At August 1, 2019, lease liabilities were understated by $5,474, and right of use assets were understated by the same amount due to an error in the estimate of the Company’s incremental borrowing rate. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively (previously disclosed as 15.95% and 18.95%).

The related corrections as at August 1, 2019 (the adoption date) are noted in the ‘Revision’ column in the following table:

	August 1, 2019 as previously reported in Q1 2020	Revision due to error August 1, 2019	Revised August 1, 2019
Assets Non-current	$	$	$
Property, plant and equipment	274,679	5,474	280,153
Total Assets	274,679	5,474	280,153

Liabilities
Current liabilities
Lease liabilities	310	3,246	3,556

Non-current liabilities
Lease liabilities	15,576	2,228	17,804
Total Liabilities	15,886	5,474	21,360

The related corrections as at October 31, 2019 are noted in the ‘Revision’ column in the following table:

	October 31, 2019, as previously reported in Q1 2020	Revision due to error October 31, 2019	Revised October 31, 2019
Assets Non-current	$	$	$
Property, plant and equipment	329,856	(1,300)	328,556
Total Assets	329,856	(1,300)	328,556

Liabilities
Current liabilities
Lease liabilities	301	3,978	4,279

Non-current liabilities
Lease liabilities	22,373	1,593	23,966
Total Liabilities	22,674	5,571	28,245

The impact of the error on the Statement of Loss and Comprehensive Loss and Statement of Cash Flows was negligible for the period ended October 31, 2019.

38. Subsequent Events

Plan to Sell Niagara Facility

On March 2, 2020, the Company completed a strategic review of its cultivation capacity and made the decision to market the Niagara facility for sale. As a result, the carrying amount of the Niagara facility is expected to be recovered principally through sale rather than through continuing use.

Global Impact of the COVID-19 Virus

In December 2019, a novel strain of coronavirus (“COVID-19") emerged in Wuhan, China. Since then, it has spread to several other countries and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic.

In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations and financial results, including through disruptions in our cultivation and processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material.

Our impairment testing for property, plant, equipment and investments is generally based on a fair value less costs of disposal model. Accordingly, as required by IFRS we have not reflected these subsequent conditions in the measurement of those assets as at January 31, 2020. We continue to work on revisions to our Company’s forecasts and development plans in light of the current conditions and will use these updated assumptions / forecasts in our impairment indicator analysis and for impairment tests when quantifiable, if such tests are required in prospective periods.